Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Merger Integration Teams Formed

Together with my colleagues on the Merger Transition Committee, I’m very pleased to announce that we have recently formed a number of functional integration teams that will lead our efforts in identifying the best practices from each company and developing an integration plan that most successfully joins AGL Resources and Nicor.

Integration team members have been tapped for their extensive subject matter expertise, intimate knowledge of our businesses and robust industry experience. With equal representation from both companies, the integration teams now embark upon a journey to marry the best practices of AGL Resources and Nicor in an effort to create a new industry-leading company. The teams are charged with analyzing current state metrics, financials and operating models; designing and recommending operating models to fulfill integration strategy expectations; developing a business case to support all recommendations; and creating post-merger implementation plans. Throughout the process, team members will also seek transformative opportunities – those where the coming together of AGL Resources and Nicor sets a new standard for excellence in our industry. As previously announced, Beth Reese, vice president, Operational Planning and Analysis for AGL Resources, will lead the integration teams together with Sharon Grove, assistant vice president, Customer Care for Nicor Gas.

The significant work ahead of these teams does not come without a considerable time commitment, and for that I want to thank both the team members and you in advance. Many of the team members will be spending time away from the office and their families to do this important work, and many of you may take on additional responsibilities while they serve on an integration team to ensure we continue to deliver the superior service our customers expect. Every employee plays an important role in the integration process, whether serving on an integration team or focusing on core responsibilities. Continuing to serve our customers and meet shareholder expectations during the merger transition process is critical to successfully completing the merger.

The integration teams will convene in Atlanta the week of January 31st to begin their work. There will be many new faces here at Ten Peachtree Place as we welcome the Nicor team members to Atlanta for the next several weeks, after which many of the AGL Resources team members will spend time at the Nicor campus in Naperville. I know I can count on you to warmly welcome our Nicor colleagues to Atlanta.

If you have questions about the integration process or any other aspect of the merger, I encourage you to talk with your manager, visit the Merger Communications page on Planet, or send your questions and thoughts to merger@aglresources.com.

Below is the list of employees from AGL Resources and Nicor who are serving on an integration team. I look forward to providing you regular updates on the progress of these teams.

Drew Evans
Executive Vice President and Chief Financial Officer
Chair, Merger Transition Committee

Merger Integration Teams

Corporate	Distribution Operations	Storage
Myra Bierria, AGL Resources	Rocco D’Alessandro, Nicor	Steve Cittadine, Nicor
Jeff Brown, AGL Resources	Jodi Gidley, AGL Resources	Mike Craig, AGL Resources
Steve Cave, AGL Resources	Len Gilmore, Nicor	John Fortman, Nicor
Kathy Christel, Nicor	Bob Goad, Nicor	Dana Grams, AGL Resources
Claudia Colalillo, Nicor	Jim Griffin, Nicor	Jim Pitts, AGL Resources
Mike Culpepper, Nicor	Greg Konwinski, Nicor	Chris Schulz, Nicor
Jennifer Fiorenza, AGL Resources	Scott Lewis, Nicor
Jeff Gabriel, Nicor	Steve Lindsey, AGL Resources	Wholesale
Paul Gracey, Nicor	Brian MacLean, AGL Resources	Berney Aucoin, AGL Resources
Nina Hunter, Nicor	Anthony McCain, Nicor	Steve Cittadine, Nicor
Jill Kelley, Nicor	Connie McIntyre, AGL Resources	James Goerig, AGL Resources
Jim Kibler, AGL Resources	Steve Murphy, AGL Resources	Brian Little, AGL Resources
Grace Kolvereid, AGL Resources	Donna Peeples, AGL Resources	Chris Schulz, Nicor
Dan Lambert, Nicor	Charles Rawson, AGL Resources
Dan Lambright, AGL Resources	Jay Sutton, AGL Resources	Shipping
Ron Lepionka, AGL Resources	Somali Tomczak, Nicor	Drew Evans, AGL Resources
Neil Maloney, Nicor	Shirley Welte, Nicor	Rick Hawley, Nicor
Annette Martinez, Nicor	Pat Whiteside, Nicor
Becky Meggesin, Nicor	Clint Whybark, Nicor	Other Energy Ventures
Gerry O’Connor, Nicor		Mike Braswell, AGL Resources
Donna Peeples, AGL Resources	Retail	Steve Cittadine, Nicor
Karen Pepping, Nicor	Robert Cumbie, AGL Resources	Dan Dodge, Nicor
Melanie Platt, AGL Resources	Paul DeLacey, Nicor	Pete Tumminello, AGL Resources
Beth Reese, AGL Resources	Dennis Donovan, Nicor
Doug Ruschau, Nicor	John Jamieson, AGL Resources
Bryan Seas, AGL Resources	Jeff Howell, AGL Resources
Bob Schnorr, AGL Resources	Dale Larkin, Nicor
Dave Smith, AGL Resources	Todd Lyle, Nicor
Joe Surber, AGL Resources	Michael Nieman, AGL Resources
Anne Tkacs, AGL Resources	Barbara Porter, Nicor
Paul Wagner, AGL Resources
Barbara Zeller, Nicor
Mike Zumach, Nicor

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, our ability to create a new industry-leading company, fulfill integration strategy expectations, and set a new standard for excellence in our industry. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.